18f-3 Multiple Class Plan

Addendum to Exhibit II

Calvert Impact Fund, Inc.
     Calvert Global Alternative Energy Fund

Class A

Maximum Front-End Sales Charge	Maximum 12b-1 Fee

4.75%	0.50%

Class B
	Contingent Deferred Sales Charge	Maximum 12b-1 Fee

Shares held less than one year after purchase	5%	1.00%

More than one year but less than two	4%

More than two years but less than three	4%

More than three years but less than four	3%

More than four years but less than five	2%

More than five years but less than six	1%

More than six years	None

Converts to Class A after eight years

Class C
Contingent Deferred Sales Charge	Maximum 12b-1 Fee

1.00%	1.00%

(if redeemed within one year of purchase)

Date: May 31, 2007